Exhibit 99.1

Amdocs Announces Shimie Hortig to Succeed Shuky Sheffer as President and CEO, effective March 31, 2026

Jersey City, NJ – February 3, 2026 – Amdocs (NASDAQ: DOX), a leading provider of software and services to communications and media companies, today announced that Shuky Sheffer, President and Chief Executive Officer of Amdocs Management Limited, has decided to retire and will be replaced by Shimie Hortig, currently Group President of the Americas Business Group.

“On behalf of the Amdocs Board, I want to express our profound gratitude to Shuky Sheffer for his exceptional leadership and his unwavering commitment to Amdocs over more than three decades,” said Eli Gelman, Chairman of the company’s board of directors. “Shuky successfully navigated the company through times of significant shifts during the global pandemic and technology disruption. Under his stewardship, Amdocs has transformed into a cloud-native, AI-enabled powerhouse while maintaining its position as the industry’s most trusted partner for digital transformation. His notable achievements include driving innovation, expanding our cloud portfolio, advancing our capabilities in artificial intelligence and generative AI, and delivering consistent shareholder value.

Mr. Gelman continued: “Shimie Hortig is the clear and natural choice to lead Amdocs into its next chapter. A reputable industry leader, he is highly regarded and trusted by Amdocs’ customers and partners. Shimie has been a prominent member of the Amdocs executive management team for many years. His proven ability to drive the company’s strategy, generate growth and adapt to changing market trends while providing meaningful value to our customers, uniquely positions him to lead the company in this exciting new GenAI era. The Board has full confidence in Shimie’s leadership and in the continuity this planned transition provides.”

“It has been the greatest privilege of my professional life to lead this incredible organization and its talented people for the past seven years. I am immensely proud of what we have accomplished together: we didn’t just navigate the shift to the cloud and the rise of GenAI; we transformed Amdocs into a true catalyst for the digital age.” said Shuky Sheffer. “As Amdocs enters its next chapter of emerging innovation, I am certain there is no better leader than Shimie to take the helm. Having partnered with him for years, I have seen his unique ability to turn complex technological shifts into tangible growth. Shimie brings a unique combination of strategic vision, deep industry knowledge, and strong execution. I am proud to hand over the reins to a leader who will build on our momentum and accelerate our journey in the AI era.”

Mr. Hortig holds a Master of Business Administration (MBA) and Bachelor’s degree in Economics from Tel Aviv University and has more than two decades of experience in the technology and telecommunications industry. During his tenure at Amdocs, he has held a series of senior corporate and finance roles followed by business leadership roles with increasing responsibility across Amdocs’ largest and most strategic customers and growth domains. As President of the Americas Group, he has led Amdocs’ largest region, deepening relationships with major customers, driving growth initiatives, and expanding strategic partnerships.

“I am honored to step into the role of President and Chief Executive Officer of Amdocs at a defining moment for the industry,” said Shimie Hortig. “Amdocs is uniquely positioned at the intersection of cloud, AI, and mission-critical operations for the world’s leading service providers. Building on the strong foundation created by Shuky and the leadership team, my priority is to be the leading partner of our customers in their digital and GenAI transformation journey. We will remain focused on deep customer partnership, disciplined delivery, and converting technological leadership into durable growth and shareholder value.”

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About Amdocs

Amdocs helps the world’s leading communications and media companies deliver exceptional customer experiences through reliable, efficient, and secure operations at scale. We provide software products and services that embed intelligence into how work runs across business, IT, and network domains – delivering measurable outcomes in customer experience, network performance, cloud modernization, and revenue growth. With our talented people, and more than 40 years of experience running mission-critical systems around the globe, Amdocs runs billions of transactions daily. Our technology is relied on every day, connecting people worldwide and advancing a more inclusive, connected world. Together, we help those who shape the future to make it amazing. Amdocs is listed on the NASDAQ Global Select Market (NASDAQ: DOX) and reported revenue of $4.53 billion in fiscal 2025. For more information, visit www.amdocs.com.

Amdocs’ Forward-Looking Statement

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters and years. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general macroeconomic conditions, prevailing level of macroeconomic, business and operational uncertainty, including as a result of geopolitical events or other regional events or pandemics, changes to trade policies including tariffs and trade restrictions, as well as the current inflationary environment, and the effects of these conditions on the Company’s customers’ businesses and levels of business activity, including the effect of the current economic uncertainty and industry pressure on the spending decisions of the Company’s customers. Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, security incidents, including breaches and cyberattacks to our systems and networks and those of our partners or customers, potential loss of a major customer, our ability to develop long-term relationships with our customers, our ability to successfully and effectively implement artificial intelligence and Generative AI in the Company’s offerings and operations, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, Amdocs specifically disclaims any obligation to do so. These and other risks are discussed at greater length in Amdocs’ filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2025, filed on December 15, 2025.

Contact:

Matthew Smith

Head of Investor Relations

Amdocs

314-212-8328

E-mail: dox_info@amdocs.com